Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

Subject to Completion

Preliminary Pricing Supplement dated March 6, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the PHLX Housing SectorSM Index

due April     , 2008

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who believe that the level of the PHLX Housing Sector Index (index symbol “HGX”) (the “Index”) will decrease from the starting value of the Index on the pricing date to the ending value of the Index determined on the valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes prior to the maturity date and accept a return that may be less than the $10 original public offering price per unit and will not exceed the limit described in this pricing supplement.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on these Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity.

•

We have applied to have the Notes listed on the American Stock Exchange under the trading symbol “BPH”. If approval of this application is granted, the Notes will be listed on the American Stock Exchange at the time of such approval. We make no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be April , 2007.

Payment on the maturity date:

•	The amount you receive on the maturity date will be based upon the direction of and percentage change in the level of the Index from the starting value to the ending value. If the level of the Index:

•

has decreased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage decrease of the Index, up to a maximum total payment which will be between $11.80 and $12.20 per unit, as described in this pricing supplement.

•	has increased by 10% or less from the starting value, you will receive $10.00 per unit.

•	has increased by more than 10% from the starting value, your original investment will be reduced based upon the percentage increase of the Index in excess of 10% from the starting value.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price(1)	$10.000	$
Underwriting discount(1)	$.175	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.825	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.125 per unit, respectively, and for any single transaction to purchase 300,000 units or more will be $9.90 per unit and $.075 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March    , 2007.

“PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Page

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-11
THE INDEX	PS-17
UNITED STATES FEDERAL INCOME TAXATION	PS-20
ERISA CONSIDERATIONS	PS-23
USE OF PROCEEDS AND HEDGING	PS-24
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-24
EXPERTS	PS-24
INDEX OF CERTAIN DEFINED TERMS	PS-25

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Bear Market Notes Linked to the PHLX Housing Sector Index due April     , 2008 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the PHLX Housing Sector Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2008. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in March or April, the settlement date may occur in March or April and the maturity date may occur in March or April. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss, and possibly a significant loss, of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is a modified capitalization-weighted index designed to measure the performance of twenty companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”) is published by the Philadelphia Stock Exchange (the “PHLX”). The initial value of the Index, which was set at 250 on January 2, 2002, was retroactively adjusted to 125 on February 1, 2006. For a list of the Underlying Stocks and more information about the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

We have included a graph showing the historical month-end closing levels of the Index from July 2002 through February 2007, in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Index and will equal:

(i) If the Ending Value is equal to or less than the Starting Value:

$10 +	($30 ×	(	Starting Value – Ending Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount which will be between $11.80 and $12.20 per unit (the “Capped Value”). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii) If the Ending Value is greater than the Starting Value, but equal to or less than the Threshold Value, $10.00 per unit.

(iii) If the Ending Value is greater than the Threshold Value you will receive:

$10 –	($10 ×	(	Ending Value – Threshold Value	))	;
Starting Value

but the Redemption Amount will not be less than zero.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the average of the closing levels of the Index for five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

The “Threshold Value” will equal 110% of the Starting Value.

The opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of between 18% to 22% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the Ending Value is greater than the Threshold Value, the amount you receive on the maturity date will be reduced proportionately by the amount of the percentage increase of the Index in excess of the Threshold Value. As a result, you may receive less than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in changes in the level of the Index from the Starting Value to the Ending Value.

Examples:

Set forth below are four examples of Redemption Amount calculations, including a hypothetical Starting Value of 239.39, the closing level of the Index on February 28, 2007, and assuming a Capped Value of $12.00, the midpoint of the range of $11.80 and $12.20.

Example 1—The hypothetical Ending Value is 70% of the hypothetical Starting Value:

Hypothetical Starting Value: 239.39
Hypothetical Ending Value: 167.57

$10 +	($30	×	(239.39 – 167.57))	= $	19.00	(Redemption Amount cannot be greater than the Capped Value)
239.39

Redemption Amount (per unit) = $12.00

Example 2—The hypothetical Ending Value is 95% of the hypothetical Starting Value:

Hypothetical Starting Value: 239.39
Hypothetical Ending Value: 227.42

$10 +	($30	×	(239.39 – 227.42))	= $	11.50
239.39

Redemption Amount (per unit) = $11.50

Example 3—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 239.39

Hypothetical Ending Value: 251.36

Hypothetical Threshold Value: 263.33

Redemption Amount (per unit) = $10.00

Example 4—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value: 239.39
Hypothetical Ending Value: 311.21
Hypothetical Threshold Value: 263.33

$10 –	($10	×	(311.21 – 263.33))	= $	8.00
239.39

Redemption Amount (per unit) = $8.00

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on the American Stock Exchange (“AMEX”) under the trading symbol “BPH”. If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index from the Starting Value to the Ending Value of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is greater than the Threshold Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected developments in the housing industry and the Underlying Stocks, and these views are sometimes communicated to clients. However, these views may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in equity markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that investors in securities relating to the housing industry should generally derive information concerning the housing industry from multiple sources. In connection with your purchase of the Notes, you should investigate the housing industry and the Underlying Stocks and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future movements in the housing industry. In addition, since the Notes are designed for investors with a bearish view of the housing industry, you should purchase the Notes only if you believe that the Index will, or is likely to, decline from the Starting Value to the Ending Value.

Your return on the Notes is limited and will not reflect the return on an investment in the stocks included the Index

If the value of the stocks included in the Index increase below or to the Threshold Value, you will receive only the return of your original investment at maturity, with no additional return on your investment. If the value of the stocks included in the Index increases such that the level of the Index is above the Threshold Value, this will result in a decrease in the value of the Notes. If the value of the stocks included in the Index decreases, this will result in an increase in the value of the Notes, subject to the Capped Value of the Notes at maturity.

The opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 18% and 22% over the $10 original public offering price per unit of the Notes.

In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the Index and received the dividends paid on those stocks.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

We have applied to have the Notes listed on AMEX under the trading symbol “BPH”. If approval of this application is granted, the Notes will be listed on AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This listed price could be higher or lower than the original issue price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Underlying Stocks are concentrated in one industry

All of the Underlying Stocks are issued by companies in the residential housing industry. As a result, because the Notes are linked to the Index, the performance of the Notes will be concentrated in one industry.

The Philadelphia Stock Exchange may adjust the Index in a way that affects its level, and the Philadelphia Stock Exchange has no obligation to consider your interests

The Philadelphia Stock Exchange (“PHLX”) is responsible for calculating and maintaining the Index. PHLX can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, PHLX may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. PHLX has no obligation to consider your interests in calculating or revising the Index. See “The Index.”

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index is below or is not below the Starting Value. However, if you choose to sell your Notes when the level of the Index is below the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tends to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tends to increase. In addition, increases in United States interest rates may decrease the level of the Index, which would generally tend to increase the trading value of the Notes, and, conversely, decreases in United States interest rates may increase the level of the Index, which would generally tend to decrease the trading value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will increase and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will decrease.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on factors such as the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, in the level of the Index from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Index. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Payment at

Maturity,” “—Adjustments to the Index” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on April     , 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

On the maturity date, a holder of a Note will receive an amount equal to the Redemption Amount per unit of the Notes. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i) If the Ending Value is equal to or less than the Starting Value:

$10 +	($30	×	(	Starting Value – Ending Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount which will be between $11.80 and $12.20 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii) If the Ending Value is greater than the Starting Value, but equal to or less than the Threshold Value, $10.00 per unit.

(iii) If the Ending Value is greater than the Threshold Value:

$10 –	($10	×	(	Ending Value – Threshold Value	))	;
Starting Value

but the Redemption Amount will not be less than zero.

The “Starting Value” will equal the closing level of the PHLX Housing Sector Index (the “Index”) on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined (or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below) on that scheduled Index Business Day.

The “Threshold Value” will equal 110% of the Starting Value.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the PHLX, the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stock included in the Index or any successor index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trade options contracts or futures contracts related to the stocks included in the Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange

Commission of similar scope as determined by the calculation agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 239.39, the closing value of the Index on February 28, 2007, a hypothetical Threshold Value of 263.33 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.38% per annum, as more fully described below.

The table below assumes a Capped Value of $12.00, the midpoint of the range of $11.80 and $12.20.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the stocks included in the Index(1)(2)
119.70	–50.00%	$12.00(4)	20.00%	18.30%	–55.04%
143.63	–40.00%	$12.00	20.00%	18.30%	–41.99%
167.57	–30.00%	$12.00	20.00%	18.30%	–30.02%
191.51	–20.00%	$12.00	20.00%	18.30%	–18.90%
215.45	–10.00%	$12.00	20.00%	18.30%	–8.47%
221.44	–7.50%	$12.00	20.00%	18.30%	–5.96%
227.42	–5.00%	$11.50	15.00%	13.89%	–3.48%
233.41	–2.50%	$10.75	7.50%	7.07%	–1.03%
239.39(3)	0.00%	$10.00	0.00%	0.00%	1.38%
251.36	5.00%	$10.00	0.00%	0.00%	6.11%
263.33(5)	10.00%	$10.00	0.00%	0.00%	10.73%
287.27	20.00%	$ 9.00	–10.00%	–9.87%	19.65%
311.21	30.00%	$ 8.00	–20.00%	–20.32%	28.20%
335.15	40.00%	$ 7.00	–30.00%	–31.49%	36.41%
359.09	50.00%	$ 6.00	–40.00%	–43.51%	44.33%
383.02	60.00%	$ 5.00	–50.00%	–56.63%	51.97%
406.96	70.00%	$ 4.00	–60.00%	–71.20%	59.38%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 5, 2007 to March 19, 2008, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the underlying stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 1.38% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.
(3)	This is the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $12.00 (the midpoint of the range of $11.80 and $12.20).
(5)	This is the hypothetical Threshold Value. Investors will receive $10 per unit if the Ending Value is equal to or less than the Threshold Value, but greater than the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value and term of your investment.

Adjustments to the Index

If at any time PHLX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. For example, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

Discontinuance of the Index

If PHLX discontinues publication of the Index and PHLX or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by PHLX or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that PHLX discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If PHLX discontinues publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by PHLX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is designed to measure the performance of twenty companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”). The initial value of the PHLX Index, which was set at 250 on January 2, 2002, was retroactively adjusted to 125 on February 1, 2006. Options commenced trading on the Index on July 17, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% or more for an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting. The total capitalization of the portfolio remains the same. The following is a list of companies included in the Index and their trading symbols: American Standard Companies Inc. (ASD); Beazer Homes USA, Inc. (BZH); Centex Corporation (CTX); Champion Enterprises, Inc. (CHB); D.R. Horton, Inc. (DHI); Hovnanian Enterprises, Inc. (HOV); KB Home (KBH); Lennar Corporation (LEN); Masco Corporation (MAS); M.D.C. Holdings, Inc. (MDC); Meritage Homes Corporation (MTH); The PMI Group, Inc. (PMI); Pulte Homes, Inc. (PHM); Radian Group Inc. (RDN); The Ryland Group, Inc. (RYL); Standard Pacific Corp. (SPF); Temple-Inland Inc. (TIN); Toll Brothers, Inc. (TOL); Vulcan Materials Company (VMC); and Weyerhaeuser Company (WY). We have provided a brief description of each of the companies included in the Index and their corresponding historical price information in Annex A of this pricing supplement.

The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each Underlying Stock comprising the Index remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an Underlying Stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant Underlying Stock comprising the Index is adjusted, to the nearest whole share, to maintain the Underlying Stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.

The PHLX is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the PHLX. No inference should be drawn from the information contained in this pricing supplement that the PHLX makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. The PHLX has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Index. The PHLX is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. The PHLX has no obligation or liability in connection with the administration or marketing of the Notes.

None of ML&Co., the Calculation Agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Historical data on the Index

The following table sets forth the closing levels of the Index at the end of each month in the period from July 2002 through February 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January		110.04	176.68	234.30	268.71	245.15
February		109.39	192.27	251.99	260.91	239.39
March		107.47	200.32	239.27	266.08
April		123.01	183.46	232.84	254.41
May		139.04	185.85	252.60	227.24
June		140.42	190.65	266.04	215.60
July	124.74	142.10	183.21	287.78	198.03
August	122.38	150.73	191.22	271.03	205.07
September	105.74	152.73	203.99	269.20	208.57
October	109.54	175.67	197.74	242.79	214.43
November	116.72	180.93	209.47	256.95	229.15
December	112.39	183.18	234.66	259.04	235.50

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

The PHLX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by the PHLX, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between PHLX and MLPF&S provides that the following language must be stated in this pricing supplement:

“PHLX Housing SectorSM Index (HGXSM) (“Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in the Notes generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to ML&Co. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to ML&Co. PHLX has no obligation to take the needs of the ML&Co. or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX HOUSING SECTORSM INDEX (HGXSM) (“INDEX”) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss depending upon the U.S. Holder’s holding period as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss depending upon the U.S. Holder’s holding period at the date of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch and Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-14
Calculation Agent	PS-6
Calculation Day	PS-11
Calculation Period	PS-11
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-11
Market Disruption Event	PS-13
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-14

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Underlying Stocks as well as the split-adjusted month-end closing market prices in U.S. dollars for each Underlying Stock in each month from January 2002 through February 2007 (or from the first month-end for which that data is available). The historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks. The following information, with respect to the business of each company issuing an Underlying Stock, has been derived from publicly available documents published by that company. Because the common stock of each of those companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically financial and other information specified by the Securities Exchange Commission (the “SEC”). For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site at http://www.sec.gov.

AMERICAN STANDARD COMPANIES INC.

American Standard Companies Inc. is a global, diversified manufacturer of high-quality, brand-name products in three major business segments: air conditioning systems and services; bath and kitchen fixtures and fittings; and vehicle control systems.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	21.57	January	22.22	January	35.40	January	40.04	January	36.00	January	49.39
February	21.77	February	22.84	February	36.32	February	45.80	February	39.58	February	52.94
March	23.58	March	22.92	March	37.92	March	46.48	March	42.86
April	24.90	April	23.73	April	35.06	April	44.71	April	43.53
May	25.17	May	24.66	May	37.52	May	42.80	May	42.49
June	25.03	June	24.64	June	40.31	June	41.92	June	43.27
July	23.84	July	25.47	July	37.89	July	44.28	July	38.63
August	23.88	August	26.73	August	37.61	August	45.60	August	41.77
September	21.21	September	28.08	September	38.91	September	46.55	September	41.97
October	22.23	October	31.90	October	36.57	October	38.04	October	44.29
November	24.83	November	33.23	November	38.94	November	38.08	November	44.81
December	23.71	December	33.57	December	41.32	December	39.95	December	45.85

BEAZER HOMES USA, INC.

Beazer Homes USA, Inc. designs, builds and sells primarily single-family homes in various locations within the United States. Beazer also originates mortgages on behalf of its customers through its subsidiaries Beazer Mortgage Corporation or Beazer Mortgage, and provides title services to its customers in many of its markets.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	26.70	January	19.18	January	31.08	January	49.50	January	72.84	January	43.51
February	30.18	February	19.45	February	35.63	February	57.31	February	63.45	February	39.50
March	25.85	March	19.60	March	35.30	March	49.86	March	65.70
April	29.51	April	23.42	April	32.82	April	45.60	April	57.63
May	26.07	May	28.27	May	33.59	May	53.46	May	49.75
June	26.67	June	27.83	June	33.44	June	57.15	June	45.87
July	20.79	July	25.72	July	31.13	July	65.44	July	41.69
August	21.39	August	27.71	August	32.55	August	62.44	August	40.30
September	20.35	September	28.13	September	35.63	September	58.67	September	39.04
October	21.91	October	33.17	October	36.59	October	57.95	October	43.34
November	21.26	November	35.57	November	41.33	November	69.97	November	45.66
December	20.20	December	32.55	December	48.74	December	72.84	December	47.01

CENTEX CORPORATION

Centex Corporation operates, through its subsidiary companies, in three principal business segments: home building, financial services and construction services.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	26.51	January	23.58	January	47.76	January	61.31	January	71.39	January	53.69
February	26.04	February	24.64	February	53.40	February	63.59	February	67.61	February	46.36
March	23.14	March	24.23	March	54.06	March	57.27	March	61.99
April	25.09	April	29.42	April	47.95	April	57.72	April	55.60
May	23.95	May	34.60	May	48.49	May	65.48	May	47.69
June	25.75	June	34.67	June	45.75	June	70.67	June	50.30
July	21.37	July	32.73	July	42.42	July	73.98	July	47.31
August	22.50	August	34.02	August	45.77	August	67.75	August	50.95
September	19.76	September	35.12	September	50.46	September	64.58	September	52.62
October	20.27	October	43.97	October	51.94	October	64.35	October	52.30
November	22.43	November	49.34	November	52.47	November	71.85	November	55.34
December	22.37	December	48.55	December	59.58	December	71.49	December	56.27

CHAMPION ENTERPRISES, INC.

Champion Enterprises, Inc. and its subsidiaries primarily produces manufactured and modular homes through its family of homebuilders, as well as modular commercial buildings for government and commercial applications. Champion operates 33 manufacturing facilities in North America and the United Kingdom.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	12.36	January	2.95	January	6.68	January	10.79	January	13.71	January	8.21
February	8.83	February	2.06	February	10.65	February	10.35	February	15.52	February	7.93
March	8.00	March	1.84	March	10.60	March	9.40	March	14.96
April	8.30	April	2.42	April	10.89	April	9.44	April	15.26
May	8.02	May	3.55	May	9.35	May	9.73	May	11.90
June	5.62	June	5.18	June	9.18	June	9.94	June	11.04
July	4.02	July	6.49	July	9.73	July	12.06	July	6.63
August	2.68	August	7.25	August	9.63	August	13.33	August	6.82
September	2.94	September	6.35	September	10.29	September	14.78	September	6.90
October	2.32	October	7.10	October	10.89	October	13.88	October	9.26
November	3.65	November	7.22	November	11.48	November	14.47	November	9.35
December	2.85	December	7.00	December	11.82	December	13.62	December	9.36

D.R. HORTON, INC.

D.R. Horton, Inc. constructs and sells single-family homes designed principally for first time homebuyers in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	12.48	January	9.55	January	21.08	January	29.84	January	37.32	January	29.06
February	13.30	February	9.16	February	23.84	February	32.82	February	34.11	February	25.36
March	12.57	March	9.60	March	26.57	March	29.24	March	33.22
April	12.90	April	11.85	April	21.60	April	30.50	April	30.02
May	12.26	May	13.15	May	21.68	May	34.57	May	26.36
June	13.02	June	14.05	June	21.30	June	37.61	June	23.82
July	11.10	July	14.08	July	20.72	July	41.08	July	21.43
August	10.38	August	15.56	August	23.21	August	36.92	August	21.93
September	9.31	September	16.35	September	24.83	September	36.22	September	23.95
October	9.64	October	19.90	October	22.50	October	30.69	October	23.43
November	9.56	November	21.85	November	26.41	November	35.44	November	26.64
December	8.68	December	21.63	December	30.23	December	35.73	December	26.49

HOVNANIAN ENTERPRISES, INC.

Hovnanian Enterprises, Inc. designs, constructs, markets and sells single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments. Hovnanian currently offers homes for sale in 427 communities in 48 markets in 19 states throughout the United States.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	10.62	January	14.57	January	36.89	January	52.24	January	48.42	January	33.29
February	13.15	February	16.42	February	40.35	February	55.00	February	46.11	February	31.16
March	13.30	March	17.28	March	43.15	March	51.00	March	43.93
April	15.22	April	19.90	April	35.97	April	50.77	April	39.77
May	16.00	May	28.98	May	35.30	May	62.10	May	31.83
June	17.94	June	29.48	June	34.71	June	65.20	June	30.08
July	14.27	July	24.68	July	31.03	July	70.68	July	27.39
August	15.56	August	30.84	August	34.42	August	60.15	August	26.49
September	16.90	September	32.19	September	40.10	September	51.20	September	29.34
October	18.91	October	40.64	October	37.54	October	44.99	October	30.85
November	16.70	November	46.13	November	40.27	November	49.84	November	35.51
December	15.85	December	43.53	December	49.52	December	49.64	December	33.90

KB HOME

KB Home is a homebuilder with domestic operations through the United States. Kaufman & Broad S.A., its publicly-traded subsidiary builds residences and commercial projects in France. KB Home also provides financial services including mortgage banking, title, insurance and escrow coordination service, to its domestic homebuyers through its wholly-owned subsidiary, KB Home Mortgage Company.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	21.53	January	22.36	January	33.77	January	54.33	January	76.20	January	54.22
February	21.83	February	23.45	February	36.18	February	62.40	February	67.03	February	49.53
March	21.70	March	22.73	March	40.40	March	58.73	March	64.98
April	24.93	April	24.64	April	34.47	April	57.00	April	61.57
May	25.77	May	31.25	May	32.94	May	67.54	May	51.20
June	25.76	June	30.99	June	34.32	June	76.23	June	45.85
July	23.11	July	28.31	July	32.03	July	81.91	July	42.52
August	23.98	August	28.61	August	34.39	August	74.20	August	42.76
September	24.42	September	29.83	September	42.25	September	73.20	September	43.80
October	23.60	October	34.25	October	41.13	October	65.35	October	44.94
November	22.35	November	34.44	November	43.95	November	69.77	November	51.69
December	21.43	December	36.26	December	52.20	December	72.66	December	51.28

LENNAR CORPORATION

Lennar Corporation is a homebuilder and is a provider of financial services. Lennar’s homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land. The financial services operations provide mortgage financing, title insurance and closing services for Lennar homebuyers and others.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	25.22	January	24.50	January	44.10	January	56.47	January	62.56	January	54.38
February	25.12	February	24.56	February	49.45	February	60.82	February	59.86	February	49.19
March	24.00	March	24.36	March	54.03	March	56.68	March	60.38
April	25.27	April	27.12	April	46.85	April	51.47	April	54.93
May	24.89	May	33.53	May	45.90	May	58.01	May	47.91
June	27.84	June	35.75	June	44.72	June	63.45	June	44.37
July	23.09	July	32.60	July	42.68	July	67.27	July	44.73
August	24.02	August	33.63	August	45.80	August	62.10	August	44.84
September	25.38	September	38.90	September	47.60	September	59.76	September	45.25
October	25.10	October	45.93	October	44.98	October	55.58	October	47.48
November	24.12	November	48.95	November	44.93	November	57.68	November	52.50
December	23.47	December	48.00	December	56.68	December	61.02	December	52.46

MASCO CORPORATION

Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Masco operates primarily through five business segments: cabinets and related products; plumbing products; installation and other services; decorative architectural products; and other specialty products.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	26.76	January	18.19	January	26.66	January	36.80	January	29.65	January	31.99
February	28.07	February	18.38	February	28.04	February	33.72	February	31.19	February	29.83
March	27.45	March	18.62	March	30.44	March	34.67	March	32.49
April	28.10	April	21.07	April	28.01	April	31.49	April	31.90
May	26.66	May	24.60	May	28.95	May	32.02	May	31.02
June	27.11	June	23.85	June	31.18	June	31.76	June	29.64
July	24.20	July	24.37	July	30.24	July	33.91	July	26.73
August	24.16	August	24.79	August	32.13	August	30.68	August	27.41
September	19.55	September	24.48	September	34.53	September	30.68	September	27.42
October	20.56	October	27.50	October	34.26	October	28.50	October	27.65
November	20.17	November	27.20	November	35.27	November	29.77	November	28.69
December	21.05	December	27.41	December	36.53	December	30.19	December	29.87

M.D.C. HOLDINGS, INC.

M.D.C. Holdings, Inc.’s primary business is owning and managing subsidiary companies that sell and build homes in certain markets within the United States under the name Richmond American Homes. M.D.C.’s financial services segment consists of Home American Mortgage Corporation, which originates mortgage loans primarily for M.D.C.’s homebuyers, and American Home Insurance Agency, Inc., which offers third party insurance products to M.D.C.’s homebuyers.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	25.51	January	25.11	January	43.81	January	72.80	January	63.45	January	58.27
February	27.90	February	23.87	February	49.25	February	79.62	February	61.29	February	51.05
March	27.46	March	24.40	March	54.15	March	69.65	March	64.31
April	32.10	April	29.31	April	47.53	April	65.38	April	57.78
May	28.30	May	34.82	May	49.48	May	72.21	May	54.15
June	33.06	June	33.76	June	48.93	June	82.25	June	51.93
July	26.45	July	34.80	July	51.65	July	85.42	July	43.63
August	25.56	August	35.73	August	52.96	August	76.38	August	42.79
September	22.44	September	37.76	September	56.23	September	78.89	September	46.45
October	23.87	October	47.08	October	59.04	October	68.60	October	49.86
November	22.70	November	48.50	November	58.23	November	68.13	November	57.13
December	24.32	December	45.10	December	66.49	December	61.98	December	57.05

MERITAGE HOMES CORPORATION

Meritage Homes Corporation designs and builds single-family homes in the southern and western United States. Meritage offers a variety of homes, including first-time, move-up, active adult and luxury homes to their targeted customer base. Meritage has operations in 14 metropolitan areas in six states.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	14.34	January	16.45	January	32.45	January	64.65	January	60.50	January	44.45
February	15.68	February	15.80	February	37.04	February	73.23	February	58.53	February	38.76
March	15.98	March	16.77	March	37.13	March	58.92	March	54.96
April	22.40	April	19.08	April	33.93	April	63.29	April	65.58
May	21.20	May	23.59	May	34.10	May	72.72	May	53.59
June	22.83	June	24.63	June	34.40	June	79.50	June	47.25
July	16.39	July	22.19	July	30.95	July	92.95	July	38.77
August	17.96	August	22.48	August	33.41	August	78.29	August	40.95
September	17.73	September	23.63	September	39.30	September	76.66	September	41.61
October	20.00	October	29.55	October	44.35	October	62.27	October	45.78
November	16.55	November	31.58	November	46.80	November	66.47	November	48.56
December	16.83	December	33.16	December	56.35	December	62.92	December	47.72

THE PMI GROUP, INC.

The PMI Group, Inc. is an international provider of credit enhancement as well as other products that promote homeownership and facilitate mortgage transactions in the capital markets. Through its subsidiaries and unconsolidated strategic investments, PMI offers residential mortgage insurance and credit enhancement products domestically and internationally, financial guaranty insurance, and financial guaranty reinsurance.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	35.28	January	28.75	January	38.62	January	39.77	January	43.23	January	47.82
February	35.43	February	27.10	February	39.60	February	40.25	February	43.30	February	46.82
March	37.88	March	25.55	March	37.36	March	38.01	March	45.92
April	40.56	April	30.82	April	43.03	April	35.16	April	46.15
May	42.80	May	30.66	May	43.17	May	37.80	May	45.50
June	38.20	June	26.84	June	43.52	June	38.98	June	44.58
July	35.52	July	33.13	July	41.23	July	40.95	July	42.46
August	33.90	August	35.38	August	41.53	August	40.46	August	43.24
September	27.21	September	33.75	September	40.58	September	39.87	September	43.81
October	29.80	October	38.23	October	38.82	October	39.88	October	42.65
November	32.59	November	37.23	November	41.18	November	40.60	November	43.31
December	30.04	December	37.23	December	41.75	December	41.07	December	47.17

PULTE HOMES, INC.

Pulte Homes, Inc. is a publicly held holding company whose subsidiaries engage in the homebuilding and financial services businesses. Pulte’s core business, homebuilding, is engaged in the acquisition and development of land principally for residential purposes within the continental U.S. and Puerto Rico and the construction of housing on such land, targeted for the first-time, first and second move-up, and active adult buyers.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	11.79	January	12.50	January	21.57	January	33.04	January	39.90	January	34.34
February	12.99	February	12.71	February	26.38	February	39.01	February	38.41	February	29.56
March	11.96	March	12.54	March	27.80	March	36.82	March	38.42
April	13.30	April	14.50	April	24.59	April	35.73	April	37.35
May	13.56	May	16.40	May	26.38	May	38.23	May	32.47
June	14.37	June	15.42	June	26.02	June	42.13	June	28.79
July	11.98	July	15.28	July	27.32	July	46.81	July	28.50
August	11.94	August	16.64	August	29.48	August	43.10	August	29.67
September	10.66	September	17.00	September	30.69	September	42.92	September	31.86
October	11.48	October	21.63	October	27.44	October	37.79	October	30.99
November	11.74	November	23.89	November	27.63	November	41.63	November	33.74
December	11.97	December	23.41	December	31.90	December	39.36	December	33.12

RADIAN GROUP INC.

.

Radian Group Inc. is a global credit risk management company and a provider of credit enhancement to the global financial and capital markets, primarily through credit insurance products. Its subsidiaries provide products and services through three primary business lines: mortgage insurance, financial guaranty and other financial services. On February 6, 2007, MGIC Investment Corporation and Radian entered into an Agreement and Plan of Merger which has been filed with the SEC, pursuant to which Radian will merge with and into MGIC, with the combined company to be renamed MGIC Radian Financial Group Inc.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	44.90	January	36.90	January	46.56	January	47.94	January	57.23	January	60.22
February	46.67	February	34.87	February	43.70	February	48.33	February	56.75	February	57.45
March	49.08	March	33.38	March	42.60	March	47.74	March	60.25
April	51.90	April	39.70	April	46.51	April	44.43	April	62.72
May	54.30	May	40.27	May	46.00	May	45.88	May	61.12
June	48.85	June	36.65	June	47.90	June	47.22	June	61.78
July	45.80	July	46.81	July	46.02	July	51.58	July	61.53
August	43.46	August	47.59	August	44.30	August	51.18	August	59.88
September	32.66	September	44.40	September	46.23	September	53.10	September	60.00
October	35.27	October	52.90	October	47.93	October	52.10	October	53.30
November	40.50	November	49.35	November	51.25	November	56.56	November	53.21
December	37.15	December	48.75	December	53.24	December	58.59	December	53.91

THE RYLAND GROUP INC.

The Ryland Group, Inc. a homebuilder and a mortgage-finance company. In addition, Ryland Mortgage Company provides mortgage financing and related services. Ryland consists of two operating business segments: homebuilding and financial services. Ryland’s operations span all significant aspects of the home buying process, from design, construction and sale to mortgage origination, title insurance, settlement, escrow and homeowners insurance brokerage services.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	19.58	January	19.82	January	38.13	January	64.87	January	72.36	January	56.18
February	22.33	February	20.65	February	42.86	February	69.55	February	69.75	February	48.17
March	22.55	March	21.60	March	44.42	March	62.02	March	69.40
April	27.50	April	27.12	April	39.48	April	61.40	April	63.11
May	27.00	May	32.55	May	39.80	May	68.50	May	49.21
June	24.88	June	34.70	June	39.10	June	75.87	June	43.57
July	20.45	July	32.45	July	38.71	July	80.80	July	40.85
August	21.33	August	33.58	August	44.08	August	72.36	August	42.67
September	18.59	September	36.56	September	46.33	September	68.42	September	43.21
October	20.80	October	44.45	October	47.70	October	67.30	October	45.93
November	18.76	November	46.08	November	50.68	November	71.54	November	52.75
December	16.68	December	44.32	December	57.54	December	72.13	December	54.62

STANDARD PACIFIC CORP.

Standard Pacific Corp. a geographically diversified builder of single-family attached and detached homes targeting a broad range of homebuyers. In addition Standard also provides mortgage financing and title services to its homebuyers through its subsidiaries and joint ventures. Standard has operations in major metropolitan markets in eight states.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	13.19	January	12.63	January	23.35	January	33.27	January	38.90	January	27.44
February	14.29	February	12.89	February	26.16	February	40.00	February	32.85	February	25.53
March	14.05	March	12.76	March	30.00	March	36.10	March	33.62
April	16.79	April	15.13	April	25.22	April	35.81	April	31.71
May	16.50	May	17.19	May	25.48	May	40.06	May	30.07
June	17.54	June	16.58	June	24.65	June	43.98	June	25.70
July	13.13	July	17.00	July	23.21	July	47.70	July	22.33
August	13.18	August	17.77	August	25.24	August	43.93	August	23.93
September	11.69	September	18.95	September	28.19	September	41.51	September	23.50
October	12.14	October	23.93	October	28.08	October	38.58	October	24.23
November	12.75	November	24.97	November	28.01	November	37.69	November	25.66
December	12.38	December	24.28	December	32.07	December	36.80	December	26.79

TEMPLE-INLAND, INC.

Temple-Inland, Inc. is a holding company that, through its subsidiaries, operates four business segments: Corrugated Packaging, which is a vertically integrated corrugated packaging operation; Forest Products, which manages forest resources of approximately 1.8 million acres of timberland in Texas, Louisiana, Georgia, and Alabama, and manufactures a wide range of building products; Real Estate, which conducts real estate investments and development activities; and Financial Services which provides financial services in the areas of consumer and commercial banking and insurance.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	27.68	January	21.61	January	29.53	January	31.80	January	46.90	January	49.94
February	27.85	February	20.95	February	32.58	February	40.10	February	42.67	February	59.80
March	28.36	March	18.70	March	31.67	March	36.28	March	44.55
April	26.47	April	22.65	April	30.89	April	33.75	April	46.44
May	27.84	May	23.32	May	32.66	May	35.72	May	43.01
June	28.93	June	21.46	June	34.63	June	37.15	June	42.87
July	26.85	July	23.20	July	34.13	July	39.79	July	42.54
August	25.58	August	24.89	August	34.14	August	38.49	August	44.52
September	19.32	September	24.28	September	33.58	September	40.85	September	40.10
October	20.51	October	27.02	October	29.56	October	36.83	October	39.44
November	24.53	November	28.27	November	29.80	November	41.87	November	39.10
December	22.41	December	31.34	December	34.20	December	44.85	December	46.03

TOLL BROTHERS, INC.

Toll Brothers, Inc. designs, builds, markets and arranges financing for single-family detached and attached homes in luxury residential communities. Toll is also involved, directly and through joint ventures, in building or converting existing rental apartment buildings into high-, mid- and low-rise luxury homes.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	11.40	January	10.06	January	19.56	January	39.04	January	34.00	January	33.83
February	12.26	February	9.69	February	21.95	February	44.03	February	32.33	February	29.86
March	12.46	March	9.65	March	22.72	March	39.43	March	34.63
April	14.88	April	11.63	April	19.79	April	37.90	April	32.15
May	14.75	May	14.52	May	20.46	May	46.30	May	28.26
June	14.65	June	14.16	June	21.16	June	50.78	June	25.57
July	11.43	July	13.25	July	19.87	July	55.42	July	25.57
August	12.50	August	14.86	August	22.20	August	48.05	August	26.42
September	10.87	September	15.21	September	23.17	September	44.67	September	28.08
October	10.24	October	18.42	October	23.18	October	36.91	October	28.91
November	10.49	November	20.71	November	25.69	November	34.40	November	32.20
December	10.10	December	19. 88	December	34.31	December	34.64	December	32.23

VULCAN MATERIALS COMPANY

Vulcan Materials Company and its subsidiaries are principally engaged in the production, distribution and sale of construction materials. Vulcan is also a producer of construction aggregates and other construction materials and related services, asphalt and ready-mixed concrete and paving construction. On February 19, 2007, Vulcan, Florida Rock Industries, Inc.,Virginia Holdco, Inc., a wholly owned subsidiary of Vulcan Materials, Virginia Merger Sub, Inc., a wholly owned subsidiary of Holdco, and Fresno Merger Sub, Inc., a wholly owned subsidiary of Holdco, entered into an Agreement and Plan of Merger, which has been filed with the SEC, pursuant to which (i) Fresno Merger Sub will merge with and into Florida Rock, with Florida Rock surviving such merger as the surviving corporation, and (ii) Virginia Merger Sub will merge with and into Vulcan Materials, with Vulcan Materials surviving such merger as the surviving corporation. Upon the consummation of the Mergers, (i) Florida Rock will become a wholly owned subsidiary of Holdco (which will be renamed “Vulcan Materials Company”) and (ii) Vulcan Materials will become a wholly owned subsidiary of Holdco and will be renamed “VMC Corp.”

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	46.40	January	34.05	January	47.70	January	56.48	January	71.88	January	101.84
February	48.33	February	31.70	February	47.30	February	57.86	February	79.00	February	116.49
March	47.54	March	30.23	March	47.44	March	56.83	March	86.65
April	46.02	April	34.97	April	46.24	April	53.04	April	84.96
May	47.83	May	36.64	May	44.76	May	59.93	May	78.05
June	43.80	June	37.07	June	47.55	June	64.99	June	78.00
July	40.44	July	40.22	July	47.62	July	70.24	July	66.97
August	39.02	August	41.41	August	47.67	August	71.85	August	78.61
September	36.16	September	39.91	September	50.95	September	74.21	September	78.25
October	33.56	October	44.31	October	49.78	October	65.00	October	81.48
November	37.74	November	44.47	November	51.85	November	66.70	November	88.72
December	37.50	December	47.57	December	54.61	December	67.75	December	89.87

WEYERHAEUSER COMPANY

Weyerhaeuser Company is principally engaged in the growing and harvesting of timber, the manufacture, distribution and sale of forest products, real estate development and construction, and other real estate related activities. Weyerhaeuser operates through six business segments: Timber; Wood Products; Cellulose Fiber and White Papers; Containerboard, Packaging and Recycling; Real Estate and Related Assets; and Corporate and Other.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price	2007	Closing Price
January	58.32	January	48.05	January	61.46	January	62.40	January	69.76	January	75.00
February	61.82	February	49.85	February	65.25	February	66.93	February	68.29	February	85.87
March	62.86	March	47.83	March	65.50	March	68.50	March	72.43
April	59.61	April	49.59	April	59.20	April	68.61	April	70.47
May	65.50	May	50.38	May	60.48	May	64.15	May	63.96
June	63.85	June	54.00	June	63.12	June	63.65	June	62.25
July	58.75	July	56.29	July	62.00	July	68.98	July	58.66
August	54.51	August	59.50	August	62.51	August	65.02	August	62.00
September	43.77	September	58.45	September	66.48	September	68.75	September	61.53
October	45.30	October	60.23	October	62.64	October	63.34	October	63.59
November	52.60	November	57.00	November	66.00	November	66.31	November	64.68
December	49.21	December	64.00	December	67.22	December	66.34	December	70.65

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the PHLX Housing SectorSM Index

due April     , 2008

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March     , 2007